



12011577

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 65544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2011_____ AND ENDING _____12/31/2011_____
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian United Capital, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8800 N. Gainey Center Dr. Ste 176

(No. and Street)

Scottsdale　　　　　　　　　　　　AZ　　　　　　　　　85258
(City)　　　　　　　　　　　　　(State)　　　　　　　(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP

(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600　　　Denver,　　　　　　CO　　　　　80237
(Address)　　　　　　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

CHECK ONE:

　x　Certified Public Accountant
　☐　Public Accountant
　☐　Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Reid S. Johnson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Meridian United Capital, LLC_____, as of _____December 31_____, 20 _11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

TERESA BOYD-XAYSALEUMSACK
Notary Public - Arizona
Maricopa County
Expires 07/31/2014

_____
Signature

President
_____
Title

Teresa Boyd-Xaysaleumsack
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN UNITED CAPITAL LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2011

Meridian United Capital, LLC.
Table of Contents



StarkSchenkein, LLP

BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Reid S. Johnson
President
Meridian United Capital, LLC.

We have audited the accompanying statement of financial condition of Meridian United Capital LLC as of December 31, 2011, and the related statements of operations and stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian United Capital LLC, as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 27, 2012

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com

An Independent Member of BKR International

Meridian United Capital LLC
Statement of Financial Condition
December 31, 2011

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$	269,257
Receivable from clearing organization		2,175
Other assets		105,147
Goodwill		39,962
	$	416,541

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accounts payable and accrued expenses	$	65,288
Related party payable		1,314
		66,602

MEMBER'S EQUITY
Member's Equity		349,939
		349,939
	$	416,541

The accompanying notes are an integral part of these financial statements.

2

Meridian United Capital LLC
Statement of Operations
For The Year Ended December 31, 2011

REVENUES	
Commissions	482,908
Annuity income	369,473
Asset management fee income	44,997
Mutual fund income	54,808
REIT income	469,779
Total revenues	1,421,965
EXPENSES	
Salaries	211,976
Commissions	1,168,219
General & Administrative	20,573
Insurance	21,670
Legal and accounting	24,796
Professional consulting	29,400
Regulatory fees	24,542
Travel	174
Total expenses	1,501,350
Other Income - Reimbursed fees	10,977
NET LOSS	$ (68,408)

The accompanying notes are an integral part of these financial statements.

3

Meridian United Capital LLC
Statement of Cash Flows
For The Year Ended December 31, 2011

OPERATING ACTIVITIES	
Net Loss	$ (68,234)
Changes in assets and liabilities:	
Decrease in receivables	19,601
Increase in other assets	(72,838)
Increase in accounts payable and accrued expenses	16,483
Decrease in related party payable	(7,905)
Cash used in operating activities	(112,893)
FINANCING ACTIVITIES	
Cash provided by investing activities	-
NET DECREASE IN CASH	(112,893)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF YEAR	382,150
CASH AND CASH EQUIVALENTS, AT END OF YEAR	$ 269,257

The accompanying notes are an integral part of these financial statements.

4

Meridian United Capital LLC
Statement of Member's Equity
For The Year Ended December 31, 2011

		Total Member's Equity
Balance,	December 31, 2010	$ 418,174
Net loss		(68,234)
Balance,	December 31, 2011	$ 349,940

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Meridian United Capital, LLC. (the "Company"), is a Minnesota limited liability company located in Scottsdale, Arizona. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Revenue Recognition

Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the revenue income is reasonably determinable. Additional revenue consists of commissions derived from the sale of variable annuities, mutual funds, private equity, and real estate investment trusts (REIT) in which the company obtains selling agreement contracts with various carriers authorizing the company and its registered representatives to offer their products to its clients. Commissions revenue are recorded when the sales are complete and the revenue is reasonably determinable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Note 1 – Summary of significant accounting policies (continued)

Goodwill

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. ASC 350 addresses the recognition, measurement, and impairment of goodwill. Under these rules goodwill is subject to annual impairment testing. No Expense for impairment was recognized for the year ended December 31, 2011.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $202,655, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 32% at December 31, 2011.

Note 3 – Related Party Payable

The Company has Affiliate Expense Sharing Agreements with The Planning Group of Scottsdale, AZ to pay monthly fees of $500 for rent, utilities, and office expenses, and billed monthly for management and administrative fees and wages based on usage. The Planning Group of Scottsdale, LLC is controlled by a member of the company.

Rent and related expenses for 2011 totaled $10,260.

Note 4 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure.

Meridian United Capital LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2011

Total stockholders' equity qualified for net capital from the Statement of Financial Condition	$	349,939
Less: Total nonallowable assets		147,284
Haircut of marketable securities		-
Net Capital	$	202,655
Aggregate indebtedness - from the Statement of Financial Condition	$	66,602
Basic net capital requirement	$	5,000
Excess net capital	$	197,655
Ratio aggregate indebtedness to net capital		33%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2010:	$	412,243
Audit adjustments: None		
Net capital	$	412,243

There were no material differences between the above calculation and the Company's
calculation of net capital as reflected on the unaudited Form

The accompanying notes are an integral part of these financial statements.

Meridian United Capital LLC.
Schedule III – Computation for Determination of Reserve Requirements
and Information Relating to the Possession and Control
Requirements Under Rule 15c3-3
December 31, 2011

Meridian United Capital LLC. operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.



Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

Reid S. Johnson
Meridian United Capital LLC.
8800 N. Gainey Center Dr. #176
Scottsdale, AZ 85258

In planning and performing the audit of the financial statements and supplemental schedule of Meridian United Capital LLC. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com

An Independent Member of BKR International

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Denver, Colorado
February 27, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065544   FINRA   DEC
MERIDIAN UNITED CAPITAL LLC   21*21
8800 N GAINEY CENTER DR STE 176
SCOTTSDALE AZ 85258-2122

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reid Johnson, (480)-596-1580

2. A. General Assessment (item 2e from page 2) $ 3,555

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,345.67)
       July 22, 2011
              Date Paid

   C. Less prior overpayment applied   (795.24)

   D. Assessment balance due or (overpayment)   1,414.09

   E. Interest computed on late payment (see Instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,414.09

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 1,414.09

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian United Capital, LLC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _____ , 20 _____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___ 1-1 , 20 11
and ending ___ 12-31 , 20 11

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,5421,965

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues — $ 1,421,965

2e. General Assessment @ .0025 — $ 3,555

(to page 1, line 2.A.)

2



Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT
REQUIRED UNDER SEC RULE 17a-5(e)(4)

Reid S. Johnson
Meridian United Capital LLC.
8800 N. Gainey Center Dr. #176
Scottsdale, AZ 85258

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of Meridian United Capital LLC for the year ended December 31, 2011. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2011;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Meridian United Capital LLC. taken as a whole.

Denver, Colorado
February 27, 2012

14

3600 South Yosemite Street I Suite 600 I Denver, CO 80237 I P: 303.694.6700 I TF: 888.766.3985 I F: 303.694.6761 I www.starkcpas.com

An Independent Member of BKR International